EXHIBIT 10.6

BLOCKED ACCOUNT AGREEMENT
With Activation

THIS BLOCKED ACCOUNT AGREEMENT ("Agreement") is made and entered into as of this 28th day of October, 2003, by and among **BANK OF AMERICA, N.A.**, a National Bank, ("Bank"), **O'SULLIVAN INDUSTRIES, INC., a Delaware corporation** ("Company"), and **GENERAL ELECTRIC CAPITAL CORPORATION**, a Delaware corporation, as agent ("Agent") for the lenders (collectively, "Lenders") from time to time party to the Credit Agreement described below.

   A.   Pursuant to that certain Credit Agreement, dated as of September 29, 2003 among Company, the other credit parties signatory thereto from time to time, Lenders and Agent (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), Lenders have agreed to make loans and extend other financial accommodations to Company.

   B.   Company has established deposit account numbers 580100094951 and 003481045018 at Bank (the "Blocked Accounts").

   C.   The parties hereto desire to enter into this Agreement in order to set forth their relative rights and duties with respect to the Blocked Accounts and all funds on deposit therein from time to time.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

1. Effectiveness. This Agreement shall take effect immediately upon its execution by all parties hereto and shall supersede any blocked account or similar agreement in effect with respect to the Blocked Accounts.

2. Security Interest; Agency. As collateral security for Company's obligations to Agent and Lenders under the Credit Agreement and the other loan documents described therein, Company hereby grants to Agent, for its own benefit and the ratable benefit of Lenders, a present and continuing security interest in: (a) the Blocked Accounts; (b) all contract rights, claims and privileges in respect of the Blocked Accounts and (c) all cash, checks, money orders and other items of value of Company now or hereafter paid, deposited, credited or held (whether for collection, provisionally or otherwise) to or in the Blocked Accounts or otherwise in the possession or under the control of, or in transit to, Bank or any agent, bailee or custodian thereof for deposit in or credit to the Blocked Accounts (collectively, "Receipts"), and all proceeds of the foregoing. Bank acknowledges Agent's security interest in such collateral and that this Agreement constitutes notice of such security interest and Bank further acknowledges and agrees that is does not and shall not object to or contest Agent's security interest in such collateral. The parties hereto agree that Bank shall comply with the instructions originated by Agent directing disposition of the Receipts in the Blocked Accounts, without further consent of the Company.

3. <u>Control of Blocked Accounts</u>. During the Activation Period (as defined below), the Blocked Accounts and any and all funds on deposit from time to time therein shall be under the sole dominion and control of Agent and neither Company, nor any other person or entity, through or under the Company, shall have any control over the use of, or any right to withdraw any amount from the Blocked Accounts. Prior to the Activation Period, Company may operate and transact business through the Blocked Accounts in the ordinary course of business, consistent with Company's past practice, including making withdrawals from the Blocked Accounts, but covenants to Agent it will not close the Blocked Accounts. Bank shall have no liability in the event Company breaches this covenant to Agent. A reasonable period of time following the commencement of the Activation Period, and continuing on each Business Day thereafter, Bank shall transfer all collected and available balances in the Blocked Accounts to Agent at its account (the "Collection Account") at:

> ABA No. 021-001-033
> Account Number 502-328-54
> Deutsche Bank Trust Company Americas
> New York, New York
> ACCOUNT NAME: GECC/CAF DEPOSITORY
> Reference: GE Capital re O'Sullivan Industries, Inc. – CFN 5264

The "Activation Period" means the period which commences as soon as possible but in any event within a reasonable period of time (not to exceed two Business Days) after Bank's receipt of a written notice from Agent in the form of Exhibit A (the "Notice"). Bank hereby agrees to use its commercially reasonable efforts to commence the Activation Period as soon as possible as time is of the essence. A "Business Day" is each day except Saturdays, Sundays and Bank holidays. Funds are not available if, in the reasonable determination of Bank, they are subject to a hold, dispute or legal process preventing their withdrawal.

4. <u>Statements and Other Information</u>. On each Business Day, Bank will send any applicable Receipts not processed plus information regarding the deposit for the day to the address specified below for Company (except for during an Activation Period, where such items will be sent to the Agent), and will send a copy of the deposit advice to the address specified below for Agent. In addition to the original Bank statement provided to Company, Bank will provide Agent with a duplicate of such statement together with copies of all notices and statements sent to Company with respect to the Blocked Accounts.

5. <u>Offset Rights</u>.

   (a)   Bank agrees not to exercise or claim any right of offset, banker's lien or other like right against the Blocked Accounts for so long as this Agreement is in effect except with respect to (i) returned or charged-back items, (ii) reversals or cancellations of payment orders and other electronic fund transfers, (iii) overdrafts resulting from adjustments or corrections of previous credits or other postings (together with clauses (i) and (ii), collectively, "Returned Items") or (iv) Bank's charges, fees and expenses with respect to the Blocked Accounts or the

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services provided in connection therewith or hereunder (collectively, "Charges"); and

    (b)   Company hereby authorizes Bank, without prior notice, from time to time to debit any other account Company may have with Bank to the extent not already pledged to Agent for Returned Items and Charges due Bank under subsection 5(a).

6. <u>Limits of Bank's Liability</u>.

    (a)   Bank will not be liable to Company or Agent for any expense, claim, loss, damage or cost ("Damages") arising out of or relating to its performance under this Agreement other than those Damages which result directly from its acts or omissions constituting negligence or intentional misconduct.

    (b)   In no event will Bank be liable for any special, indirect, exemplary or consequential damages, including but not limited to lost profits.

    (c)   Bank will be excused from failing to act or delay in acting, and no such failure or delay shall constitute a breach of this Agreement or otherwise give rise to any liability of Bank, if (i) such failure or delay is caused by circumstances beyond Bank's reasonable control, including but not limited to legal constraint, emergency conditions, action or inaction of governmental, civil or military authority, fire, strike, lockout or other labor dispute, war, riot, theft, flood, earthquake or other natural disaster, breakdown of public or private or common carrier communications or transmission facilities, equipment failure, or gross negligence or willful misconduct of Company or Agent or (ii) such failure or delay resulted from Bank's reasonable belief based upon the advice of its counsel that the action would have violated any guideline, rule or regulation of any governmental authority.

    (d)   Bank shall have no duty to inquire or determine whether Company's obligations to Agent are in default or whether Agent is entitled to provide the Notice to Bank. Neither Bank nor Agent shall have any duty to inquire or determine whether either such party is authorized to execute this Agreement. Each of Bank and Agent may rely on notices and communications it believes in good faith to be genuine and given by the appropriate party.

    (e)   Notwithstanding any of the other provisions in this Agreement, in the event of the commencement of a case pursuant to Title 11, United States Code, filed by or against Company, or in the event of the commencement of any similar case under then applicable federal or state law providing for the relief of debtors or the protection of creditors by or against Company, Bank may act as Bank deems necessary to comply with all applicable provisions of governing statutes (and shall use commercially reasonable efforts to inform Agent of such acts if allowed by law) and shall not be in violation of this Agreement as a result.

(f) Bank shall be permitted to comply with any writ, levy order or other similar judicial or regulatory order or process concerning the Blocked Accounts or any Check and shall not be in violation of this Agreement for so doing.

7. Indemnity.

(a) Company hereby agrees to indemnify, defend and save harmless Bank against any loss, liability or expense incurred in connection with this Agreement or the Blocked Accounts (except to the extent due to Bank's willful misconduct or gross negligence) or incurred at Company's direction or instruction, including without limitation any Returned Items or Charges.

(b) Company agrees to pay to Bank, upon receipt of Bank's invoice, all costs, expenses and attorneys' fees (including allocated costs for in-house legal services) incurred by Bank in connection with the enforcement of this Agreement and any instrument or agreement required hereunder, including but not limited to any such costs, expenses and fees arising out of the resolution of any conflict, dispute, motion regarding entitlement to rights or rights of action, or other action to enforce Bank's rights in a case arising under Title 11, United States Code. Company agrees to pay Bank, upon receipt of Bank's invoice, all costs, expenses and attorneys' fees (including allocated costs for in-house legal services) incurred by Bank in the preparation and administration of this Agreement (including any amendments hereto or instruments or agreements required hereunder).

(c) During the term hereof, there shall remain at all times a minimum balance of $50,000 in the Blocked Account for the benefit of Bank to pay amounts owed, if any, to Bank under Sections 5, 7, 8 and 9.

(d) Company agrees to provide Bank with monthly unaudited and annual audited financial statements within a reasonable period of time after the end of each month or year-end, as applicable, to the following address:

> Bank of America, N.A.
> Attn: Keith Schmelder
> 800 Market Street, 12th Floor
> St. Louis, MO 63101

8. Returned Items. If any Returned Items are not paid by the Company within five (5) Business Days after written demand therefor by Bank to Company, and if there is not a sufficient amount in the Blocked Account as provided in Section 7(c) above to cover such Returned Item, then Agent shall pay to Bank within five (5) Business Days after receipt of written demand therefor from Bank the amount of such Returned Items; provided that the Agent shall have received such demand within one hundred (100) days after the funds attributable to such Returned Item have been wire transferred to the Collection Account as provided in Section 3 above.

9. Charges. If the balances in the Blocked Accounts are not sufficient to compensate Bank for any Charges, Company agrees to pay Bank within five (5) Business Days after written

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demand therefor from Bank the amount of such Charges. Company acknowledges that failure to so pay Bank any such amount shall constitute a breach of this Agreement.

10. <u>Termination</u>. This Agreement may be terminated by Company only upon delivery to Bank of a written notification thereof jointly executed by Company and Agent. This Agreement may be terminated by Agent at any time, with or without cause, seven (7) days following its delivery of written notice thereof to each of Company and Bank. This Agreement may be terminated by Bank at any time on not less than 30 days prior written notice delivered to each of Company and Agent. Notwithstanding the foregoing, Bank may terminate this Agreement at any time upon 10 days' prior written notice to Company and Agent if either Company or Agent breaches any of the terms of this Agreement, or any other agreement with Bank involving the borrowing of money or extension of credit. All rights of Bank under Sections 6, 7, 8 and 9 shall survive any termination of this Agreement. Upon termination of this Agreement by Bank, any collected and available balances in the Blocked Accounts will be transferred in accordance with Agent's instructions and the Blocked Accounts will be closed.

11. <u>Irrevocable Agreements</u>. Company acknowledges that the agreements made by it and the authorizations granted by it in Sections 2 and 3 hereof are irrevocable and that the authorizations granted in Sections 2 and 3 hereof are powers coupled with an interest.

12. <u>Notices</u>. All notices, requests or other communications given to Company, Agent or Bank shall be given in writing (including by facsimile) at the address specified below:

<u>If to Agent</u>:

GENERAL ELECTRIC CORPORATION
335 Madison Avenue
12th Floor
New York, New York 10017
ATTN: O'Sullivan Account Officer
Fax: (212) 983-8767

<u>With a copy (which shall not constitute notice) to</u>:

GENERAL ELECTRIC CAPITAL CORPORATION
201 High Ridge Road
Stamford, Connecticut 06927-5100
ATTN: Corporate Counsel
Corporate Financial Services – Global Sponsor Finance
Fax: (203) 316-7899

<u>and</u>

GENERAL ELECTRIC CAPITAL CORPORATION
500 West Monroe Street
Chicago, Illinois 60661
ATTN: Corporate Counsel
Corporate Financial Services – Global Sponsor Finance
Fax: (312) 441-6876

If to Bank:

Bank of America, N. A.
800 Market Street, 12th Floor
St. Louis, MO 63101
Attn: Keith Schmelder
Fax: (314) 466-6744

If to Company:

O'SULLIVAN INDUSTRIES, INC.
1900 Gulf Street
Lamar, Missouri 64759
ATTN: President, Chief Financial Officer and General Counsel
Fax: (417) 682-8120

With a copy (which shall not constitute notice) to:

KIRKLAND & ELLIS LLP
Citigroup Center
153 East 53rd Street
New York, NY 10022-4675
ATTN: Joshua N. Korff, Kimberly P. Taylor
Fax: (212) 446-4900

Any party may change its address for notices hereunder by notice to each other party hereunder given in accordance with this Section 12. Each notice, request or other communication shall be effective when given in accordance with this Section 12. Each notice, request or other communication shall be effective (a) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 12 and confirmation of receipt is made by the appropriate party, and (b) if given by any other means, including overnight courier, when received at the address specified in this Section 12.

13. Miscellaneous.

(a)   This Agreement may be amended only by a written instrument executed by the parties hereto acting by their respective duly authorized representatives, except that Bank's Charges are subject to change by Bank on 30 days' prior written notice to Company.

(b)   This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, but neither Company nor Bank shall be entitled to assign or delegate any of its rights or duties hereunder without first obtaining the express prior written consent of Agent.

(c)   This Agreement may be executed in any number of several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

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(d)   THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAW RULES).

(e)   Nothing contained in the Agreement shall create any agency, fiduciary, joint venture or partnership relationship between Bank and Company or Lender.

(f)   Company represents and warrants to the other parties that (A) this Agreement constitutes its duly authorized, legal, valid, binding and enforceable obligation; (B) the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereunder will not (i) constitute or result in a breach of its certificate or articles of incorporation, by-laws or partnership agreement, as applicable, or the provisions of any material contract to which it is a party or by which it is bound or (ii) result in the violation of any law, regulation, judgment, decree or governmental order applicable to it; and (C) all approvals and authorizations required to permit the execution, delivery, performance and consummation of this Agreement and the transactions contemplated hereunder have been obtained. Company agrees that it shall be deemed to make and renew each such representation and warranty on and as of each day on which Company uses the services set forth in this Agreement.

IN WITNESS WHEREOF, each of the parties has executed and delivered this Blocked Account Agreement as of the day and year first above set forth.

"Bank"

BANK OF AMERICA, N.A.

By:_____
Name:_____
Title: _____

"Company"
O'SULLIVAN INDUSTRIES, INC.

By:_____
Name: _____
Title: _____

"Agent"

GENERAL ELECTRIC CAPITAL
CORPORATION

By:_____
Name: _____
Title: Duly Authorized Signatory

EXHIBIT A
BLOCKED ACCOUNT AGREEMENT

[Letterhead of Agent]

To: Bank of America, N.A.
____

Re: Account Nos.

Ladies and Gentlemen:

Reference is made to the Blocked Account Agreement dated _____________, 200_ (the "Agreement") among _________, us and you regarding the above-described accounts (the "Blocked Accounts"). In accordance with Section 3 of the Agreement, we hereby give you notice of our exercise of control of the Blocked Accounts and we hereby instruct you to immediately transfer funds to our account [insert account number and wire information] as reflected in the Agreement.

Very truly yours,

GENERAL ELECTRIC CAPITAL CORPORATION, as Agent

By: ________________________________
Name: ______________________________
Duly Authorized Signatory